Filed by Pioneer Natural Resources Company

(Commission File No.: 001-13245)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pioneer Natural Resources Company

(Commission File No.: 001-13245)

The following transcript presents an interview given by Richard Dealy, CEO, Pioneer Natural Resources, to Deon Daugherty, editor-in-chief, Hart Energy, as published on January 2, 2024:

Deon Daugherty, editor-in-chief, Hart Energy: I’m Deon Daugherty, editor-in-chief of Oil & Gas Investor magazine, here in Irving, Texas with Rich Dealy, CEO of Pioneer Natural Resources at the headquarters. And today we’re doing the January 2024 edition of the OGInterview. Rich, thanks so much for being with us today.

Rich Dealy, CEO, Pioneer Natural Resources: Deon, my pleasure. Thanks for having me.

DD: Okay, let’s hit, first of all, the elephant in the room.

RD: Sure.

DD: The $60 billion megamerger between Exxon Mobil and Pioneer Natural Resources just as you’re coming in to be CEO of Pioneer Natural Resources. So, what’s next for you?

RD: I’ve had that question asked to me a lot over the last few months, and I’d say I’m not really focused on what’s next for me. I’m really focused on what’s happening here at Pioneer, and really making sure that we execute our program until it closes. I mean, as we know, we don’t know what that timeline looks like exactly. And so my job is to make sure that we continue to execute, and then really work with Exxon to plan the transition so when closing does occur, that we have a seamless transition, and with the integrated teams work well together. And then the other thing is to really work with our 2,000 employees, and make sure they have great opportunities at Exxon, and make sure that we put these two companies together, and execute in a seamless way is what investors expect us to do.

DD: So, you’re leading the transition. What goes into leading a transition of this size?

RD: It’s really just putting the right teams together throughout the organization, and making sure that they’re sharing information in a way that allows people to figure out what’s the best way to do this. I mean, clearly, Exxon’s a $400 plus billion dollars entity. We’re a $60 billion entity. They have assets around the world. We have assets in the Permian Basin. And so it’s how do we kind of bring those together, take the best of both worlds, and figure out what’s the right way to integrate these two teams that we can execute in the best way. And they recognize that we do some things better than they do. We recognize they do some things better than us, and how do we take the best of both worlds, and do that? And I think it’s really one of those things of why it was a compelling transaction.

When we look at it from an investor standpoint, I mean, it’s our chance for our investors to, essentially, own 12% of a large diversified oil and gas company, one of the best in the world, that has great opportunities around the world. They pick up tremendous assets that Pioneer had, in terms of our acreage position, and our 2,000 talented employees. And we’re going to pick up their technology. They have a huge lab in Houston that we don’t invest money in today that we’ll be able to take advantage of across our acreage. And really with the intent of how do we improve recoveries, how do we get more oil out of the ground, how do we take that and use that for national security? And really that’s one of the key benefits of it. Plus I think when you look at the benefits of the transaction, I mean they’re going to be able to reduce emissions faster than we were on the path to do to bring those emissions down from 2050 that we’d committed to 2035 is what they’ve committed to 2030 on their own assets.

You think about our employees, I mean, we’ve been told different numbers, but roughly 65,000 people employed by Exxon, our 2,000, I mean, they have global operations. So, anybody that has that aspiration to do a lot of different challenging things around the world, they’re going to have tremendous opportunities at Exxon. And so we think that’s a huge benefit for our employees. And so our goal with that transition is put all that together, and give those opportunities to our employees, but also execute at a very high level.

DD: Surely a big part of the appeal of Pioneer for any company in the industry is your shale position in the Permian. Where do you see the runway, though, for shale going forward? There’s been lots of prognosticating on its lifespan, what it’s got left. What do you think?

RD: Well, I think human ingenuity is a wonderful thing. And I think you’ve seen that even in 2023, U.S. production was a lot higher than people anticipated. I mean, if you look at where the EIA had coming out of last year at 12.4 million barrels a day today we’re at 13.2, call it 800,000 barrels a day of incremental oil production. I think coming into the year, most people thought that’d be around four to 500,000 barrels a day. So, I never want to undersell what the capabilities. When I think about shale, particularly, I’m going to talk Permian, because that’s where we know the most. We talked about, and I talked about this in a number of speeches last year, that we see the Permian Basin growing to about 7 million barrels a day from the 5.6 million where we started this year at, call it six million, or so barrels a day today.

We think that’ll happen by the end of this decade, and then it’ll be flat for a number of years after that, significant number of years probably. And that’s without any incremental enhanced oil recovery, down spacing, technology changes. I mean, we’re only getting eight to 10% of the oil out of the ground. And so there’s a vast resource there that still yet to figure out technology-wise, how do we get that out of the ground? So, I think shale has a long run, particularly, in the Permian. When think about the other basins in the U.S, I mean, I was surprised that... We thought most of them would be flat this year. Bakken, Eagle Ford were both up. Gulf of Mexico was up, then they make up really the difference of what the Permian didn’t make up for the 800,000. The Permian was basically 400,000, or so, and the rest was those three other areas. So, my anticipation is those will remain flat for the next decade, or so, and then start to decline.

So, I’d say we’ve still got a lot of running room in the U.S., and I think that’s good for national security. It’s good for our allies that a lot of that oil is going to be producing in the U.S. It’s the cleanest from their mission standpoint. So, I just think all those things are advantages that not only this transaction, but the U.S. has just given our abundance resource.

DD: Something that’s made Pioneer one of the most compelling companies in the industry, frankly, is the firm’s willingness under Scott Sheffield’s leadership, yours, and I’m sure there’s others been involved, to really be a first mover on calling out its peers, and itself, its performance. Flaring, Pioneer got out first. I made a list aligning executive compensation with your shareholders’ interest, cutting executive salaries, or reducing executive salaries during the pandemic, and then establishing a variable dividend. I mean, were these tough decisions to make, because they were kind of maverick moves that you just don’t see others doing.

RD: I don’t know if they were tough. I think it’s part of being a leadership role in the industry is really saying, where’s the world going, and how can we contribute to that, and how do we make ourselves better, and push ourselves to be better on all those fronts? And so I think on the emission side, I mean the Permian Basin had a flaring issue in 2019, and before it was growing rapidly. Infrastructure wasn’t there. And so there was reasons why it was, but I think putting people on notice that, hey, here’s what that looks like allowed all of us to get better. I mean, to the industry’s credit, the amount of the reduction that’s happened in flaring, the Permian Basin has been dramatic since 2019. And everybody should be rewarded, or recognized for the contributions they’ve made, and how far we’ve come. And with a short period of time, that doesn’t mean we’re going to stop here because we’re all interested in figuring out how do we get better.

And technology is helping. Sensors, and things of that that we didn’t have that technology in 2019 has advanced. And so it just allows us to track that stuff even better today. And so just empowering ourselves, and we’ve got basically methane monitors at all of our gas facilities out there that we’re monitoring. And we will now know when we have a leak that we can detect it, because we want to fix it, we want to capture that gas, we want to sell it, versus having it be in our emissions. So, I think all those things are things that leaders do. I think about the capital framework of the company. I mean, the world at the time of 2020, 21 didn’t need the Permian Basin growing at 15%, 20% per year. So, we had to kind of reassess what made sense. Plus, when you look at the industry back then, and really we looked at the 10 years prior to that time period, our returns were dismal.

I mean, they were basically, return on capital employed was essentially 2% for the industry, us included. And we said that needed to change. And so we had a campaign that Scott, and our lead of our board, myself, and our head of IR, went, and talked to our shareholders, and really said, “How do we need to evolve this?” That’s really where the returning more free cash flow to shareholders having a stronger dividend, how the variable dividend there are returning 75% of our free cash flow back there. And then it really worked out even better than we thought it was in terms of where we could drive costs to get to only basically in 2022, I guess it was, only 30% was reinvested back into growing at roughly 5%. The rest was able to be... 75% of that would be able to return to shareholders. So, I think those are the things that companies do, and leaders do.

They listen to their shareholders, they’re owners of the company, but we also dig what’s happening in the world around us, and say, “How do we force ourselves to get better?” And it’s a journey. It’s not something that we’re going to fix in one day. But I think the industry, and Pioneer included, has done a great job of advancing that, and getting up that curve, and being a leader in lowering our emissions footprint, and making it a cleaner product. Now, long term, I still believe that we’re going to need all sources of energy.

It’s not as if I’m just focused on oil and gas. I think when you think about the world, and Arjun Murti with Veriten talks about the 1.4 billion [people] club, which is basically China, India, Africa, Southeast Asia, all have populations that are growing to about 1.4 billion. And they all use a fraction of what the developed world use of oil, or energy, and just in general, they’re all going to want to improve their standard of living, and it’s going to take energy of all sources. So, whether it’s renewables, whether it’s nuclear, whether it’s oil, and gas, hydrogen, whatever. I’m a proponent of all those things. I think our job is that we produce oil and gas. How do we make it as clean as we can, as low cost and reliable to help the rest of the world along with the U.S. have a low cost, reliable fuel and energy.

DD: Fantastic insight. Thank you so much, Rich.

RD: My pleasure.

DD: And thank you for joining us for this edition of the OGInterview with Pioneer CEO Rich Dealey. I’m Deon Daugherty, editor-in-chief for Oil & Gas Investor.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (“ExxonMobil”) and Pioneer Natural Resources Company (“Pioneer”), ExxonMobil and Pioneer have filed and will file relevant materials with the Securities and Exchange Commission (the “SEC”). On November 21, 2023, ExxonMobil filed with the SEC a registration statement on Form S-4 (the “Form S-4”) to register the shares of ExxonMobil common stock to be issued in connection with the proposed transaction. The Form S-4 includes a proxy statement of Pioneer that also constitutes a prospectus of ExxonMobil. The information in the Form S-4 is not complete and may be changed. After the Form S-4 is declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Pioneer. This communication is not a substitute for the Form S-4, proxy statement or prospectus or any other document that ExxonMobil or Pioneer (as applicable) has filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EXXONMOBIL AND PIONEER ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the proxy statement/prospectus, as well as other filings containing important information about ExxonMobil or Pioneer, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by ExxonMobil are and will be available free of charge on ExxonMobil’s internet website at www.exxonmobil.com under the tab “investors” and then under the tab “SEC Filings” or by contacting ExxonMobil’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Pioneer will be available free of charge on Pioneer’s internet website at https://investors.pxd.com/investors/financials/sec-filings/. The information included on, or accessible through, ExxonMobil’s or Pioneer’s website is not incorporated by reference into this communication.

Participants in the Solicitation

ExxonMobil, Pioneer, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pioneer and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Form S-4 in the section entitled “Interests of Pioneer’s Directors and Executive Officers in the Merger”, including the documents incorporated by reference therein. Information about the directors and executive officers of

ExxonMobil is set forth in the sections entitled “Board of Directors” and “Director and Executive Officer Stock Ownership” included in ExxonMobil’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000119312523100079/d429320ddef14a.htm), in the sections entitled “Information about our Executive Officers” and “Directors, Executive Officers and Corporate Governance” included in ExxonMobil’s Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000020/xom-20221231.htm), in ExxonMobil’s Form 8-K filed on June 6, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000036/xom-20230531.htm) and in ExxonMobil’s Form 8-K filed on February 24, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000022/xom-20230221.htm). Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and will be contained in other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of ExxonMobil and Pioneer, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Pioneer stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of ExxonMobil and Pioneer to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against ExxonMobil, Pioneer or their respective directors; the risk that disruptions from the proposed transaction will harm ExxonMobil’s or Pioneer’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and ExxonMobil and Pioneer’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, including regulatory actions targeting public companies in the oil and gas industry and changes in local, national, or international laws, regulations, and policies affecting ExxonMobil and Pioneer including with respect to the environment; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect ExxonMobil’s and/or Pioneer’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Pioneer’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against ExxonMobil or Pioneer, and other political or security disturbances; dilution caused by the ExxonMobil’s issuance of additional shares of its common stock in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in policy and consumer support for emission-reduction products and technology; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for oil, natural gas, petrochemicals, and feedstocks and other market or economic conditions that impact demand, prices and differentials, including reservoir performance; changes in technical or operating conditions, including unforeseen technical difficulties; those risks described in Item 1A of ExxonMobil’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023, and subsequent reports on Forms 10-Q and 8-K, as well as under the heading “Factors Affecting Future Results” on the Investors page of ExxonMobil’s website at www.exxonmobil.com (information included on or accessible through ExxonMobil’s website is not incorporated by reference into this communication); those risks described in Item 1A of Pioneer’s Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks described in the registration statement on Form S-4 and accompanying prospectus available from the sources indicated above. References to resources or other quantities of oil or natural gas may include amounts that ExxonMobil or Pioneer believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors presented in the registration statement on Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither ExxonMobil nor Pioneer assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on ExxonMobil’s or Pioneer’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.